UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

ACOM becomes a subsidiary of MUFG

Tokyo, December 25, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG), today announced that as of December 25, 2008 its equity-method affiliate, ACOM Co., Ltd. (ACOM), has become a consolidated subsidiary of MUFG. Details are as follows:

1.	Reasons for the change

As previously announced, on September 8, 2008 ACOM and MUFG agreed to strengthen their business and capital alliance, which included the agreement that ACOM would become a subsidiary of MUFG. As a result of the recently completed public tender offer for shares of ACOM, MUFG calculates that its percentage share of the voting rights associated with its holding of ACOM shares is 40.03%. The procedures required to make ACOM a consolidated subsidiary have now been completed and ACOM has become a consolidated subsidiary of MUFG.

2.	Outline of ACOM

Company name	ACOM Co., Ltd.

Business outline	Loan Business, Credit Card Business, Loan Guarantee Business

Date of incorporation	October 23, 1978

Head office	Meiji Yasuda Seimei Bldg., 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan

President & CEO	Shigeyoshi Kinoshita

Capital	63,832 million yen (as of September 30, 2008)

Large shareholders and percentage holding	Mitsubishi UFJ Financial Group, Inc.	37.5%

(as of October 28, 2008)	Maruito Shokusan Co., Ltd.	17.1%

	Maruito Co., Ltd.	7.9%

	Kinoshita Memorial Foundation	5.8%

	Maruito Shoten Co., Ltd.	2.4%

Results for recent financial year (non-consolidated):

Year to March 2008
Operating income	317,116 million yen
Operating profit	80,159 million yen
Ordinary profit	82,319 million yen
Net income	33,518 million yen
Net assets	451,321 million yen
Total assets	1,620,468 million yen
Dividend per share	100 yen

3.	Date on which ACOM became a consolidated subsidiary

December 25 (Thursday), 2008

4.	Effect on business results

There is no change to MUFG’s previously announced business results forecast for the current fiscal year.

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

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